Exhibit 5.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PEMSTAR INC.

Article I

The name of this corporation is Pemstar Inc.

Article II

The address of the registered office of this corporation is 3535 Technology Drive NW, Rochester, MN 55901.

Article III

The aggregate number of shares that this corporation has authority to issue is 1,000 shares of Common Stock, with a par value of $0.01 per share.

Article IV

The board shall have authority to establish more than one class or series of shares of this corporation, and the different classes and series shall have such relative rights and preferences, with such designations, as the board may by resolution provide.

Article V

Except as may be otherwise provided by the board in a resolution establishing a class or series of the shares of this corporation, shareholders shall have no preemptive rights.

Article VI

There shall be no cumulative voting by shareholders for the election of directors.

Article VII

Any action required or permitted to be taken at a board meeting, if such action need not be approved by the shareholders, may be taken by written action signed, or consented to by

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authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board at which all directors were present.

Article VIII

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.  The foregoing shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 or 80A.23 of Minnesota Statutes, (iv) for any transaction from which the director derived any improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article VIII.  Any repeal or modification of this paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

Article IX

An action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

Article X

Pursuant to Minnesota Statutes, Section 302A.471, Subd. 1(a), a shareholder of this corporation shall not have the right to dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, an amendment of the Articles of Incorporation that materially and adversely affects the rights or preferences of the shares of the shareholder.

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